NORTHGATE MINERALS CORPORATION

FORM 51-102F3
Material Change Report

1.

Name and Address of Company

Northgate Minerals Corporation ("Northgate")
404 – 815 Hornby Street
Vancouver, British Columbia V6Z 2E6

2.

Date of Material Change

December 28, 2006.

3.

News Release

A news release disclosing the material change was issued in Vancouver, British Columbia, on January 3, 2007.

4.

Summary of Material Change

Northgate announced that prior to their expiry at 5:00 pm (EST) on December 28, 2006, 37,908,233 of Northgate’s publicly traded common share purchase warrants were exercised and an identical number of Northgate’s common shares were issued.

5.1

Full Description of Material Change

Northgate announced that prior to their expiry at 5:00 pm (EST) on December 28, 2006, 37,908,233 of Northgate’s publicly traded common share purchase warrants were exercised and an identical number of Northgate’s common shares were issued. The warrants exercised represented 99.3% of the warrants that were outstanding prior to expiry and as a result of the exercise, the number of issued and outstanding common shares of Northgate has now risen to 253,684,813.

Both series of warrants (CUSIP numbers 666416169 and 666416177) have now been de-listed from the Toronto Stock Exchange and all remaining unexercised warrants are valueless.

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officers

For further information about this material change, contact Kenneth Stowe, President and Chief Executive Officer, at (416) 216-2772.

9.

Date of Report

DATED at Vancouver, British Columbia this 4th day of January, 2007.

"Signed"
Bruce M. McKay
Secretary